August 20, 2025

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
1005 Congress Ave., Suite 925
Austin, TX 78701

       Re: Interactive Strength, Inc.
           Amended Registration Statement on Form S-3
           Filed August 4, 2025
           File No. 333-288405
Dear Trent Ward:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2025 letter.

Form S-3 filed August 4, 2025
Digital Asset Treasury Strategy, page 9

1. We note your response to prior Comment 2. Please revise disclosure related to FET and your treasury strategy as follows:
           Please disclose the amount of FET that is currently locked up and the related unlocking schedule.
           Please disclose the scope and limitations of the insurance coverage that BitGo provides. Also discuss whether BitGo's coverage is shared by its other custody customers, and whether that could result in the coverage being insufficient to compensate you for losses.
           You state that BitGo is a regulated entity. Please disclose the aspects of BitGo's operations that are regulated and by whom.
 August 20, 2025
Page 2

             You state that BitGo provides custody services, which    typically
include    multi-
           signature wallets and cold storage solutions. Please disclose whether your crypto assets will be held in such a manner. Also disclose how much of your crypto assets will be held in cold storage.
Exhibit Index, page 41

2. We note the amendments to the Exhibit Index, but the exhibits below have not been included. Please explain why you are not required to file the following exhibits at this time.

             The form of warrant agreement;
             The form of unit agreement; and
             The form of rights agreement.

      Please contact Kristin Baldwin at 202-551-7172 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing